UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40118

SilverBox Engaged Merger Corp I
(Exact name of registrant as specified in its charter)

1144 S. 500 W, Salt Lake City, UT 84101
(801) 874-1189
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one share of Class A common stock for $11.50 per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, SilverBox Engaged Merger Corp I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 22, 2022	By:	/s/ Tom Davin
Tom Davin
Co-Chief Executive Officer of BRC Inc., Sole Member